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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 15
TO
SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

IKOS SYSTEMS, INC.
(Name of Subject Company)

IKOS SYSTEMS, INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

451716203
(CUSIP Number of Class of Securities)

Joseph W. Rockom
Chief Financial Officer and Secretary
IKOS Systems, Inc.
79 Great Oaks Boulevard
San Jose, California 95119
(408) 284-0400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Diane Holt Frankle, Esq.
P. James Schumacher, Esq.
Gray Cary Ware & Freidenrich, LLP
400 Hamilton Avenue
Palo Alto, California 94301
(650) 833-2000

/
/    Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 15 (the "Amendment") amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on December 20, 2001, as amended, by IKOS Systems, Inc., a Delaware corporation ("IKOS" or the "Company"), relating to the tender offer by Fresno Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor") to purchase all of the outstanding common stock, par value $0.01 per share, of the Company. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

        The subsection of this Item entitled Background is hereby amended to add, at the end of such subsection, the following:

        On March 27, 2002, Mentor issued a press release announcing that (1) the initial offering period for the Offer expired at 12:00 midnight New York City time on March 26, 2002, (2) based on preliminary information from the depositary for the Offer, as of close of business on March 26, 2002, 7,836,636 shares of Common Stock had been validly tendered and accepted for payment by Purchaser pursuant to the Offer and (3) the commencement of a subsequent offering period for the remaining shares of Common Stock at a price of $11.00 per share pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, as amended. The shares tendered in the Offer, together with the shares already beneficially owned by Mentor, represent approximately 85.63% of IKOS' outstanding Common Stock based on shares outstanding as of March 25, 2002 and satisfies the tender offer condition that more than 50% of the fully-diluted Common Stock of IKOS be tendered. The subsequent offering period will expire at 12:00 midnight New York City time on the earlier of (1) the date upon which shares of IKOS' Common Stock validly tendered and not withdrawn, together with shares of IKOS' Common Stock then owned by Mentor and Purchaser, represent at least 90% of IKOS' outstanding common stock or (2) Tuesday, April 23, 2002. Mentor also filed an amendment to its Schedule TO.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IKOS Systems, Inc.
By:	/s/ JOSEPH W. ROCKOM
Joseph W. Rockom Chief Financial Officer and Secretary
Dated March 27, 2002

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SIGNATURE